FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September, 2007

Commission File Number: 001-10220

REPSOL YPF, S.A.

(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278

28046 Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

REPSOL YPF, S.A.

Item
1.	Notification by the Algerian National company Sonatrach of its decision of terminating the contract for the Gassi Touil Integrated Project.

Significant Event

Chief Financial Office	Paseo de la Castellana, 278-280 28046 Madrid Spain	Tls. 91 348 81 00 91 348 80 00 Fax 91 314 28 21 91 348 94 94 www.repsolypf.com

Madrid, September 3, 2007

GASSI TOUIL PROJECT

The Algerian National company Sonatrach, has notified Repsol YPF and Gas Natural its decision to terminate the contract for the Gassi Touil Integrated Project, awarded to these Companies in an international tender in 2004.

Sonatrach, in line with the political decision expressed by the Algerian authorities in the last months, has communicated its intention to take exclusive control of the operations, which due to the integrated nature of the Project, includes the exploration and production phases as well as gas liquefaction and marketing activities.

Repsol YPF and Gas Natural regret and reject the Algerian decision to take over the Project at this time and through illegitimate means, and shall enforce their rights in the international arbitral proceedings, which, according to the Contract, shall decide on the validity of the purported termination and on the damages caused thereby.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date: September 3rd, 2007	By:	/s/ Fernando Ramírez
	Name:	Fernando Ramírez
	Title:	Chief Financial Officer